NightRide Thermal Inc.



ANNUAL REPORT

1801 Dorchester Road

Brooklyn, NY 11226

(347) 509-5880

https://getnightride.com/

This Annual Report is dated April 22, 2024.

BUSINESS

Overview

NightRide Thermal, Inc. ("NightRide" or the "Company") manufactures and sells vehicle-mounted thermal cameras for primarily professional and commercial use. NightRide cameras offer high-resolution thermal imaging purpose-built for vehicle mounting. The NightRide technology enables reliable vision and identification of objects, obstacles, people, and risks in darkness, smoke, and low-visibility weather. NightRide currently serves the following B to B and B to G markets: public safety and emergency management; local, state, tribal, and federal government agencies; private security, construction, and utilities; wildlife control and outdoor enthusiasts; and the military, defense, and intelligence communities.

Active Litigation

A lawsuit was filed by Epicenter Innovation, LLC in August 2021 in the New York State Supreme Court, to recover the sum of $21,224, allegedly due on a contract entered into by the parties in September 2019, whereby the plaintiff Epicenter was to provide to the defendant NightRide certain marketing services. NightRide has refused to pay, claiming that Epicenter failed to provide a substantial portion of the services contracted for. The case is currently in discovery.

The Company is working with legal counsel and believes the party's claims are without merit. The amount sought is nominal relative to the allocated amount of this raise. We are working to resolve the matter as soon as possible and in the best interests of our business.

Corporate History

The Company was originally formed on 9/5/18 as Wesa, LLC, a New York limited liability company. On 8/13/21, NightRide Thermal, LLC was organized as a Delaware limited liability. On 8/24/21, Wesa, LLC (NY) was merged into NightRide Thermal, LLC (DE), with the surviving entity being NightRide Thermal, LLC and Wesa, LLC becoming inactive due to being merged out of existence on 8/31/21. Then on 3/30/23, NightRide Thermal, LLC converted to NightRide Thermal, Inc. as a Delaware C corporation.

Previous Offerings

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $408,055.72

Use of proceeds: Product development, inventory, marketing

Date: March 31, 2021

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $884,197.80

Use of proceeds: Product development, inventory, marketing, conversion of loan from founder

Date: March 11, 2023

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $75,000.00

Number of Securities Sold: 48,077

Use of proceeds: Inventory/production expansion and marketing

Date: July 11, 2023

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $75,000.00

Number of Securities Sold: 48,077

Use of proceeds: Inventory/production expansion and marketing

Date: July 11, 2023

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $10,000.00

Number of Securities Sold: 4,762

Use of proceeds: Inventory/production expansion and marketing

Date: November 14, 2023

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2023

Revenue

Revenue for fiscal year 2022 was $1,301,008 compared to $1,649,376 in fiscal year 2023.

2022 revenue was almost double 2021 revenue. The Company introduced an additional 5 products to the hunting/outdoors and public safety market during 2022. In 2022, 78% of revenue was generated in the hunting/outdoors sector with 22% coming from sales to the public safety sector. 92% of revenue came through a network of 106 independent retailers throughout the US, Canada, Australia, South Africa, and several European countries with 8% coming from direct-to-consumer sales via the Company's website.

2023 revenue was 27% higher than 2022 revenue. The Company introduced 3 new products to the hunting/outdoors and public safety market during 2023. In 2023, 60% of revenue was generated in the hunting/outdoors sector with 25% coming from sales to the public safety sector. 88% of revenue came through a network of 172 dealers throughout the US and around the world with 12% coming from direct-to-consumer sales via the Company's website.

The increase in revenue from 2022 to 2023 was primarily due to an increase in marketing expenses, primarily related to social media advertising and the expansion of the dealer network.

Cost of Sales

Cost of Sales for fiscal year 2022 was $662,322 compared to $808,966 in fiscal year 2023 which was proportionally the same percentage year over year.

Gross Margins

Gross margins for fiscal year 2022 were $638,687 (50%) compared to $840,410 in fiscal year 2023. The increase in gross margin is proportional to the increase in revenue.
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Expenses

Expenses for fiscal year 2022 were $866,889 compared to $_____ for fiscal year 2023.

Operating expenses are roughly proportional to the increase in revenue. Marketing expenses and sales commissions were disproportionately higher in 2022 as the Company expanded its social media and Google advertising to two verticals - outdoors and sporting and public safety. In addition, in 2022 the Company expanded its use of manufacturer's rep groups in the public safety market to cover 40 states. Manufacturer's rep groups earn a commission of 10% of all collected sales through dealers in their geographic territory. Such commission is not paid on outdoor- and sporting-related sales as the Company does not employ manufacturer's rep groups in the recreational markets.

The Company had a reduction in research and development costs from $136,213 in fiscal year 2021 to $100,564 in fiscal year 2022. The Company released 7 new products in 2021 and 5 new products in 2022.

Historical results and cash flows:

The Company is currently in the production stage and is revenue generating. We are of the opinion that the trend of doubling our revenue year over year will be indicative of the revenue and cash flows expected for the future.

The Company has expanded its sales efforts in the public safety market and now has over $2 million in outstanding bids to public safety agencies, with the potential for larger orders per customer. Past cash was primarily generated through sales, convertible debt investments, and other loans. Our minimum revenue goal is to continue the trend of doubling our revenue year over year and generate a profit in 2023.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $154,545.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debt

Creditor: Block M Investments

Amount Owed: $107,836.84

Interest Rate: 18.0%

Maturity Date: June 13, 2025

Creditor: Gail F. Solomon

Amount Owed: $8,200.62

Interest Rate: 18.0%

Maturity Date: July 23, 2025

Creditor: Simon Arnold Gellis

Amount Owed: $20,006.95

Interest Rate: 18.0%

Maturity Date: June 15, 2025

Creditor: Karen and John Bivona

Amount Owed: $20,501.56

Interest Rate: 18.0%

Maturity Date: July 22, 2025

Creditor: Stanley and Danielle Crump

Amount Owed: $26,809.46

Interest Rate: 18.0%

Maturity Date: August 03, 2025

Creditor: Sasayego Trading LLC

Amount Owed: $9,296.28

Interest Rate: 18.0%

Maturity Date: October 12, 2025

Creditor: James Blaine Adams

Amount Owed: $10,000.00

Interest Rate: 18.0%

Maturity Date: October 26, 2025

Creditor: Marissa and Jason Garcia

Amount Owed: $19,301,52

Interest Rate: 18.0%

Maturity Date: November 06, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Name: Mary Ellen Kramer

Mary Ellen Kramer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/Founder

Dates of Service: September, 2015 - Present

Responsibilities: Executive duties, sales and business development. Currently takes a salary of $66,000 per year.

Position: Board Member

Dates of Service: March, 2023 - Present

Responsibilities: Manage the overall business and affairs of the company

Name: Zevi Kramer

Zevi Kramer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Director of Engineering

Dates of Service: April, 2015 - Present

Responsibilities: Responsible for product development and production. Currently takes a salary of $7,800 per year.

Position: Board Member

Dates of Service: March, 2023 - Present

Responsibilities: Manage the overall business and affairs of the company

Name: Shawn Groce

Shawn Groce's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CTO

Dates of Service: September, 2015 - Present

Responsibilities: Responsible for product engineering. Currently takes a salary of $44,200 per year.

Position: Board Member

Dates of Service: March, 2023 - Present

Responsibilities: Manage the overall business and affairs of the company

Name: Neil Roseman

Neil Roseman's current primary role is with Block M Investments, LLC. Neil Roseman currently services N/A hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: May, 2023 - Present

Responsibilities: Governance and oversight

Other business experience in the past three years:

Employer: LodeStar Inspection Services

Title: Partner

Dates of Service: September, 2018 - Present

Responsibilities: Executing strategic management activities.

Other business experience in the past three years:

Employer: Block M Investments, LLC

Title: Managing Member

Dates of Service: June, 2013 - Present

Responsibilities: Managing the overall business and affairs of the company

Other business experience in the past three years:

Employer: LeadProbe, Inc.

Title: Founding Partner and President

Dates of Service: November, 2004 - Present

Responsibilities: Oversees company business and affairs, budgets, and oversight of company departments

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Mary Ellen Kramer

Amount and nature of Beneficial ownership: 5,802,611

Percent of class: 47.56

RELATED PARTY TRANSACTIONS

Name of Entity: Block M Investments

Names of 20% owners: None

Relationship to Company: Director

Nature / amount of interest in the transaction: Block M Investments in principally owned by Neil Roseman who is a director of the company. Block M has lent the company $116,000.

Material Terms: Block M Investments has lent the company a total of $116,000 at 18% interest for a term of 36 months. The first year, the company repaid interest only on a monthly basis. In the second and third year, the company repays principal + interest on an amortized basis. The balance on the note due 6/13/2025 is $107,836.84

OUR SECURITIES

Our Company Securities

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company sold 190,475 shares with an additional 4,074 shares issued to StartEngine as part of their administrative fee.

Common Stock

The amount of security authorized is 25,000,000 with a total of 12,200,227 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 138,721 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 453,083 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 888,250 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares of common stock purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electronics development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering shares of Common Stock in the amount of up to $1,235,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage with some of our products and have only manufactured a prototype for our PRO-SL S14 model. Delays or cost overruns in the development of our PRO-SL S14 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits NightRide Thermal Inc. was formed on March 31, 2023, and its predecessor entities NightRide Thermal LLC and Wesa LLC were formed in August 2021 and September 2018 respectively. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. NightRide Thermal Inc. and its predecessors have incurred a net loss and have had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company holds 1 patent, 2 patents pending, and several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on NightRide Thermal Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on NightRide Thermal Inc. could harm our reputation and materially negatively impact our financial condition and business. Pending Court Case This case was filed in August 2021 in the New York State Supreme Court, to recover the sum of $21,224.16, allegedly due on a contract entered into by the parties in September, 2019, whereby the plaintiff Epicenter was to provide to the defendant NightRide certain marketing services. NightRide has refused to pay, claiming that Epicenter failed to provide a substantial portion of the services contracted for. We are working with our legal counsel and believe there are weak grounds for this party to pose any serious litigation risk to the Company. The amount sought is nominal relative to the allocated amount of this raise. The Court has ordered, and the parties in the above matter have consented, to refer the case to the Seventh Judicial District's Mediation Program for mediation, which will occur at a time that is mutually convenient for the parties, but no later than ninety (90) days from July 24, 2023, however, the risk of a trial still exists, which may occur in late 2023 or early 2024. We believe the complaint is without merit and we will work to resolve the matter in the best interests of the Company. Our products may be affected from time to time by design and manufacturing defects that could adversely affect our business and result in harm to our reputation. The Company will be offering complex hardware and software products that can be affected by design and manufacturing defects. Sophisticated operating system software and applications, such as those that will be offered by us, often have issues that can unexpectedly interfere with the intended operation of hardware or software products. Defects may also exist in components and products that we source from third parties. Any such defects could make our products unsafe, create a risk of environmental or property damage and personal injury, and subject us to the hazards and uncertainties of product liability claims and related litigation. There can be no assurance that we will be able to detect and fix all issues and defects in the products we offer. Failure to do so could result in widespread technical and performance issues affecting our products and could lead to claims against us. We maintain general liability and product liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to recalls, product replacements or modifications, write-offs of inventory, property, equipment, or intangible assets, and significant warranty and other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms, or maintain adequate coverage against potential claims, our financial results could be adversely impacted. Further, quality problems could adversely affect the experience for users of our products, and result in harm to our reputation, loss of competitive advantage, poor market acceptance, reduced demand for our products, delay in new product introductions, and lost revenue. We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater product returns than expected, either of which could have an adverse effect on our business, financial condition, and operating results. The Company intends to generally provide a minimum 36-month limited warranty on all of its products. The occurrence of any material defects in our products could result in an increase in returns or make us liable for damages and warranty claims in excess of reserves, which could result in an adverse effect on the Company's business prospects, liquidity, financial condition, and cash flows if returns or warranty claims were to materially exceed anticipated levels. In addition, we could incur significant costs to correct any defects, warranty claims, or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease consumer confidence and demand, and adversely affect our financial condition and operating results. Also, while our warranty will be limited to repairs and replacements, warranty claims may result in litigation, the occurrence of which could have an adverse effect on our business, financial condition, and operating results. In addition to warranties supplied by us, we may also offer the option for customers to purchase a third-party extended warranty in some markets, which will create an ongoing performance obligation over the warranty period. Extended warranties are regulated in the United States on a state level and are treated differently by state. Outside the United States, regulations for extended warranties vary from country to country. Changes in the interpretation of the insurance regulations or other laws and regulations concerning extended warranties on a federal, state, local, or international level may cause us to incur costs or have additional regulatory requirements to meet in the future. Our failure to comply with past, present, and future similar laws could result in reduced sales of our products, reputational damage, penalties, and other sanctions, which could have an adverse effect on our business, financial condition, and operating results. An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products. Our products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment, and tax rates. In particular, we believe that the current COVID-19 outbreak and its resulting global macroeconomic impact may adversely affect consumer discretionary spending and may result in lower-than-expected demand for our products in the long term. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, including due to the COVID-19 outbreak, trends in consumer discretionary spending also remain unpredictable and subject to reductions. To date, our business has operated almost exclusively in a relatively strong economic environment and, therefore, we cannot be sure of the extent to which we may be affected by recessionary conditions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products could have an adverse effect on our business, financial condition, and operating results. The Company is responsible for the indemnification of its officers and directors. The Company's Certificate of Incorporation provides for the indemnification of the Company's officers and directors under certain circumstances against costs and expenses incurred by such individuals in connection with any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company does not presently intend to obtain applicable insurance with respect to its indemnification obligations, but if acquired, such indemnification policy could result in substantial expenditures, which the Company may be unable to recoup. No assurance can be given that such insurance can be obtained at rates favorable to the Company, if at all, or that, if insurance is obtained, the insurance coverage will be adequate to satisfy any and all claims for indemnification that are made. The valuation of the Shares of Common Stock and the Company was not independently made and the Price Per Share has been arbitrarily set by the Company. No federal or state commission, department, or agency has made any evaluation, finding, recommendation, or endorsement with respect to the Shares. In addition, no third party has reviewed the Company's business plan and other factors relating to the Company and/or its personnel and determined a value for an equity interest in the Company. The price of the Shares has been determined solely by the Company's management. Accordingly, Investors in the Offering should not attribute the Price Per Share as being indicative of the potential value of the Company or their investment in the Company. While the Company believes that the information contained herein, together with the Subscription Agreement and other documents transmitted in connection herewith, contains sufficient information to assist prospective Investors in making an informed investment decision, prospective Investors are encouraged to ask questions of the Company and request additional information concerning the Shares, the Offering and the Company itself. The Company will provide prospective Investors with answers to their questions and any requested additional information, to the extent that the answers and additional information are available or can be obtained without unreasonable effort or expense. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 22, 2024.

NightRide Thermal Inc.

By   /s/ _Mary Ellen Kramer_

      Name: <u>NightRide Thermal Inc.</u>

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



Nightride Thermal LLC (the "Company") a Delaware Limited Liability Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Nightride Thermal LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 3, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	79,213	72,894
Accounts Receivable	46,892	165,280
Prepaid Expenses	33,668	47,338
Inventory	279,033	247,351
Total Current Assets	438,806	532,863
Non-current Assets		
Security Deposits	4,102	2,627
Total Non-Current Assets	4,102	2,627
TOTAL ASSETS	**442,908**	**535,490**
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	-	15,740
Sales Commissions	2,433	550
Deferred Revenue	25,895	187,355
Total Current Liabilities	28,328	203,645
Long-term Liabilities		
Convertible Notes	476,077	378,056
Accrued Interest	122,649	48,660
Related Party Convertible Notes	10,000	10,000
Related Party Loans	598,357	643,626
Notes Payable	279,251	104,741
Total Long-Term Liabilities	1,486,334	1,185,082
TOTAL LIABILITIES	1,514,662	1,388,727
EQUITY		
Member's Capital	(1,071,755)	(853,238)
TOTAL LIABILITIES AND EQUITY	442,908	535,490

Statement of Changes in Member Equity

	Total Shareholder Equity
Beginning Balance at 1/1/2021	(741,491)
Debt Converted to Equity	55,800
Distributions	(21,495)
Net Income (Loss)	(146,052)
Ending Balance 12/31/2021	(853,238)
Debt Converted to Equity	53,036
Distributions	(43,447)
Miscellaneous Adjustment	96
Net Income (Loss)	(228,202)
Ending Balance 12/31/2022	(1,071,755)

Statement of Operations

| | Year Ended December 31, | |
	2022	2021
Revenue	1,301,008	672,059
Cost of Revenue	662,322	338,347
Gross Profit	638,687	333,711
Operating Expenses		
Advertising and Marketing	210,359	76,660
General and Administrative	124,946	124,446
Rent and Lease	61,394	43,471
Research & Development	100,564	136,213
Payroll and Salary	147,841	-
Sales Commissions	53,316	19,544
Legal and Professional Fees	47,710	15,231
Total Operating Expenses	746,129	415,565
Operating Income (loss)	(107,442)	(81,854)
Other Expense		
Interest Expense	120,760	64,198
Other		
Total Other Expense	120,760	64,198
Net Income (Loss)	(228,202)	(146,052)

Statement of Cash Flows

| | Year Ended December 31, | |
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(228,202)	(146,052)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	(15,676)	4,665
Inventory	(31,682)	(242,733)
Accounts Receivable	118,388	(165,280)
Prepaid Expense	13,671	-
Sales Commissions	1,883	550
Deferred Revenue	(161,460)	176,735
Accrued Interest	73,989	48,660
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(887)	(177,404)
Net Cash provided by (used in) Operating Activities	(229,089)	(323,455)
INVESTING ACTIVITIES		
Security Deposits	(1,475)	-
Net Cash provided by (used by) Investing Activities	(1,475)	-
FINANCING ACTIVITIES		
Convertible Debt Issuances	151,057	326,856
Debt Proceeds, net of Repayment	174,510	89,741
Related Party Payments on Debt	(45,238)	(12,660)
Distributions	(43,447)	(21,495)
Net Cash provided by (used in) Financing Activities	236,883	382,442
Cash at the beginning of period	72,894	13,907
Net Cash increase (decrease) for period	6,319	58,987
Cash at end of period	79,213	72,894

Nightride Thermal LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Nightride Thermal LLC ("the Company") was formed in Delaware on August 13, 2021 as a result of a merger with Wesa LLC, a New York limited liability company. The Company earns revenue from the sale of its thermal cameras through its network of dealers throughout the US and in select foreign countries. The Company's headquarters is in Brooklyn, New York.

The Company plans to convert to a Delaware C Corporation before conducting a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company earns revenue from the sale of its thermal cameras through its network of dealers throughout the US and in select foreign countries. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. The Company establishes a liability for expected returns; recording an asset and a corresponding adjustment to cost of sales for its right to recover products from customers on settling the refund liability.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

For the periods presented the company was a passthrough entity for tax purposes.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2022, the Company has an outstanding balance of $598,357 in the form of advances from owners. The balance accrues interest at the applicable federal rate and is due on demand.

As of December 31, 2022, the Company has entered into two convertible note agreements with family members of one of the Company's founders. The balance of each note was $5,000, respectively. The interest on the notes were 8%. The amounts are to be repaid at the demand of the holder prior to conversion and upon maturity in 2024. The notes are convertible into shares of the Company's membership units with a 20% discount upon conversion during a change of control or qualified financing event. The pre-money evaluation of the convertible notes is $7 million.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

A lawsuit was filed by Epicenter Innovation LLC in August 2021 in the New York State Supreme Court, to recover the sum of $21,224, allegedly due on a contract entered into by the parties in September, 2019, whereby the plaintiff Epicenter was to provide to the defendant NightRide certain marketing services. NightRide has refused to pay, claiming that Epicenter failed to provide a substantial portion of the services contracted for. The case is currently in discovery.

The Company is working with legal counsel and believe there are weak grounds for this party to pose any serious litigation risk to the Company. The amount sought is nominal relative to the allocated amount of this raise. We believe the complaint is without merit and we will work to resolve it before the offering launch.

The Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest rate on the notes was 8% and the term was 36 months. Principal plus interest was either to be repaid at maturity or converted at the option of the noteholder into the Company's membership units with a 20% discount upon conversion. Maturity dates range from 2022 to 2025. The valuation cap on the earlier series of notes is $3.5 million and the valuation cap on the later series of notes is $7 million. The outstanding principal balances for the years ending 2021 and 2022 of convertible notes was $388,056 and $486,977 respectively.

During the year ending 2020, the Company entered into a term loan agreement for $15,000 with an interest rate of 3% and a term of 60 months. The Company pays principal and interest monthly on an amortized basis. The loan will mature on August 1, 2025.

During the year ending 2021, the Company entered into a term loan agreement for $30,000 with an interest rate of 7.5% and a term of 48 months. The Company pays principal and interest monthly on an amortized basis. The loan will mature on November 1, 2025.

During the year ending 2021, the Company entered into a financing agreement for $70,000 at an implied interest rate of 28% and a term of 12 months. The loan was repaid in full in November 2022.

During the year ending 2022, the Company entered into several debt financing agreements totaling $246,570. The promissory notes bear interest at 18% and the term is 36 months. All notes mature in 2025. During the initial year for each note, the Company pays interest only. In years 2 and 3, the Company repays principal plus interest on an amortized schedule. The note holders also received a total of 138,721 warrants to purchase membership units in the Company exercisable at $0.01 per unit. The warrants expire on December 31, 2027.

Related Party Advances – See Note 3

Related Party Convertible Notes – See Note 3

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	650,388
2024	314,879
2025	408,502
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 15,000,000 of membership units with no associated par value. 7,791,642 units were issued and outstanding as of December 31, 2022.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 3rd, 2023, the date these financial statements were available to be issued.

The Company has converted the remaining balance Due to Founder into membership units in the LLC.

The Company has converted all of the convertible debt holdings into membership units in the LLC.

As of March 31, 2023, the Company has converted from an LLC into a C corporation.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

NightRide Thermal Inc.
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Income	
NightRide Product Sales	
Less - Sales Discounts	-89,652.29
Restocking Fees	1,389.00
Sales - NightRide	1,836,287.56
Sales Tax Collected	524.00
Shipping and Delivery Income	4,308.04
Upgrade Fees	8,405.00
Unrecognized Revenue	-111,885.70
Total NightRide Product Sales	1,649,375.61
Total Income	1,649,375.61
Cost of Goods Sold	
Cost of Goods Sold - NightRide	
Credit Card Processing Fees	33,775.66
Customer Shipping	14,327.27
Freight and Shipping Costs	32,355.06
Obsolete Inventory	7,650.39
Repairs	263.45
RMA	7,732.82
Sales Commissions	72,729.62
COGS - Unrecognized Revenue	-45,258.22
Cost of Goods Sold - NightRide - Other	685,389.86
Total Cost of Goods Sold - NightRide	808,965.91
Total COGS	808,965.91
Gross Profit	840,409.70
Expense	
Bank Service Charges	6,604.45
Dues and Subscriptions	22,898.08
Insurance Expense	17,097.62
Interest Expense	
Interest on Convertible Debt	26,917.47
Interest on Due to Founder Loan	10,092.00
Interest on Private Loans	44,334.45
Interest Expense - Other	1,663.52
Total Interest Expense	83,007.44
Legal & Professional Fees	46,335.80
Marketing	228,075.10
Meals and Entertainment	25,140.00
Office Expenses	21,219.51
Payroll Expenses	
401(K) Expenses	4,650.60
Payroll - NYPFL	-378.91

NightRide Thermal Inc.
Profit & Loss
January through December 2023

	Jan - Dec 23
Payroll - NYS Disability	-71.40
Payroll Taxes - FICA	28,489.91
Payroll Taxes - FUI	627.13
Payroll Taxes - NYSUI	319.13
WCI	165.20
Payroll Expenses - Other	2,617.60
Total Payroll Expenses	36,419.26
Rent Expense	76,309.71
Salary - Admin	90,786.90
Salary - Marketing	68,842.51
Salary - Production	113,349.58
Salary - R&D	66,300.00
Taxes & Licenses	896.30
Training & Development	1,050.00
Travel Expense	6,109.21
Utilities	1,490.99
Total Expense	911,932.46
Net Ordinary Income	-71,522.76
Other Income/Expense	
Other Expense	
Fraudulent Charge	0.00
R&D NightRide	108,363.24
Total Other Expense	108,363.24
Net Other Income	-108,363.24
Net Income	**-179,886.00**

NightRide Thermal Inc.
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Citibank Checking	154,518.58
Petty Cash	26.50
Total Checking/Savings	154,545.08
Accounts Receivable	
Accounts Receivable	
StartEngine Deposit Hold	18,850.62
Accounts Receivable - Other	106,821.42
Total Accounts Receivable	125,672.04
Total Accounts Receivable	125,672.04
Other Current Assets	
Inventory Asset	
Bulk Inventory	10,532.55
Consigned Inventory	24,086.75
Inventory Asset - Other	385,214.97
Total Inventory Asset	419,834.27
Prepaid Expense	145,119.32
Undeposited Funds	71,998.45
Total Other Current Assets	636,952.04
Total Current Assets	917,169.16
Other Assets	
Security Deposits	5,581.56
Total Other Assets	5,581.56
TOTAL ASSETS	**922,750.72**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	5,123.45
Total Accounts Payable	5,123.45
Credit Cards	
Capital One Spark Credit - 3896	13,729.28
Total Credit Cards	13,729.28
Other Current Liabilities	
Net Unearned Revenue	66,627.48
Accrued Sales Commissions	2,433.18
Customer Prepayment	11,813.92
Due to Founder - Kramers	3,609.09
Total Other Current Liabilities	84,483.67
Total Current Liabilities	103,336.40
Long Term Liabilities	
Private Loans	224,673.62
Small Business Loan - Ascendus	6,155.49

NightRide Thermal Inc.
Balance Sheet
As of December 31, 2023

	Dec 31, 23
Small Business Loan - Citibank	15,494.71
Total Long Term Liabilities	246,323.82
Total Liabilities	349,660.22
Equity	
Common Stock	
Common Stock - Reg D Rule 506	160,000.00
Common Stock - Seed Conversion	1,484,571.25
Common Stock - StartEngine	
Offering Expenses	-40,778.61
Offering Proceeds	319,765.04
Proceeds on Hold	18,850.62
Total Common Stock - StartEngine	297,837.05
Total Common Stock	1,942,408.30
Paid in Capital	437,468.84
Retained Earnings	-1,626,900.64
Net Income	-179,886.00
Total Equity	573,090.50
TOTAL LIABILITIES & EQUITY	**922,750.72**

NightRide Thermal Inc.
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	(179,886)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	(75,810)
Inventory Asset	(151,048)
Prepaid Expense	(111,447)
Accounts Payable	18,853
Net cash provided by Operating Activities	(499,339)
INVESTING ACTIVITIES	
Security Deposits	(1,479)
Net cash provided by Investing Activities	(1,479)
FINANCING ACTIVITIES	
Conversion of Debt	(1,203,474)
Private Loans	(21,896)
Bank Loans	(11,031)
Common Stock:Common Stock - Reg D Rule 506	160,000
Common Stock:Common Stock - Seed Conversion	1,375,735
Common Stock:Common Stock - StartEngine:Offering Expenses	(40,779)
Common Stock:Common Stock - StartEngine:Offering Proceeds	338,616
Member Draw	64,845
Retained Earnings	(79,111)
Net cash provided by Financing Activities	582,905
Net cash increase for period	82,087
Cash at beginning of period	72,418
Cash at end of period	**154,505**

NightRide Thermal Inc.
Statement of Stockholders Equity

Beginning Balance at 1/1/2021	$	(741,491)
Debt Converted to Equity		55,800
Distributions		(21,495)
Net Income (Loss)		(146,052)
Ending Balance 12/31/2021		(853,238)
Debt Converted to Equity		53,036
Distributions		(43,447)
Miscellaneous Adjustment		96
Net Income (Loss)		(228,202)
Ending Balance 12/31/2022		(1,071,755)
Debt Converted to Equity		1,375,735
Purchase of Common Stock		498,616
Offering Expenses		(40,779)
Distributions		(8,840)
Net Income (Loss)		(179,886)
Ending Balance 12/31/2023	$	573,091

NOTE 1 – NATURE OF OPERATIONS

NightRide Thermal Inc. was formed on March 30, 2024 ("Inception") in the State of Dela+ware. The financial statements of NightRide Thermal Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

NightRide Thermal Inc. ("NightRide" or the "Company") manufactures and sells vehicle-mounted thermal cameras for primarily professional and commercial use. NightRide cameras offer high-resolution thermal imaging purpose-built for vehicle mounting. The NightRide technology enables reliable vision and identification of objects, obstacles, people, and risks in darkness, smoke, and low-visibility weather. NightRide currently serves the following B to B and B to G markets: public safety and emergency management; local, state, tribal, and federal government agencies; private security, construction, and utilities; wildlife control and outdoor enthusiasts; and the military, defense, and intelligence communities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and December 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company earns revenue from the sale of its thermal cameras through its network of dealers throughout the US and in select foreign countries. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. The Company establishes a liability for expected returns; recording an asset and a corresponding adjustment to cost of sales for its right to recover products from customers on settling the refund liability.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York State jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

During the year ending 2020, the Company entered into a term loan agreement for $15,000 with an interest rate of 3% and a term of 60 months. The Company pays principal and interest monthly on an amortized basis. The loan will mature on August 1, 2025.

During the year ending 2021, the Company entered into a term loan agreement for $30,000 with an interest rate of 7.5% and a term of 48 months. The Company pays principal and interest monthly on an amortized basis. The loan will mature on November 1, 2025.

During the year ending 2022, the Company entered into several debt financing agreements totaling $246,570. The promissory notes bear interest at 18% and the term is 36 months. All notes mature in 2025. During the initial year for each note, the Company pays interest only. In years 2 and 3, the Company repays principal plus interest on an amortized schedule. The total balance due as of December 31, 2023 was $224,673.62.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

A lawsuit was filed by Epicenter Innovation, LLC in August 2021 in the New York State Supreme Court, to recover the sum of $21,224, allegedly due on a contract entered into by the parties in September 2019, whereby the plaintiff Epicenter was to provide to the defendant NightRide certain marketing services. NightRide has refused to pay, claiming that Epicenter failed to provide a substantial portion of the services contracted for. The case is currently in discovery.

The Company is working with legal counsel and believes the party's claims are without merit. The amount sought is nominal relative to the allocated amount of this raise. We are working to resolve the matter as soon as possible and in the best interests of our business.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.01. As of December 31, 2023 the company has currently issued 10,720,173 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2022, the Company has an outstanding balance of $598,357 in the form of advances from owners. This outstanding balance was converted into common stock in March 2023 at a pre-money valuation of $7 million.

As of December 31, 2022, the Company has entered into two convertible note agreements with family members of one of the Company's founders. The balance of each note was $5,000, respectively. The interest on the notes was 8%. These amounts have been converted into common shares in March 2023. The pre-money valuation of the convertible notes is $7 million.

Block M Investments is principally owned by Neil Roseman who is a director of the company. Block M has lent the company $116,000.

Material Terms: Block M Investments has lent the company a total of $116,000 at 18% interest for a term of 36 months. The first year, the company repaid interest only on a monthly basis. In the second and third year, the company repays principal + interest on an amortized basis. The balance on the note as of December 31, 2023 was $107,836.84.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through April 5, 2024, the issuance date of these financial statements. During this period, the Company has made two unscheduled payments on private loans of $50,000 to Block M Investments and $9,070.54 to James Blaine Adams (note paid off). There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Mary Ellen Kramer, the Chief Executive Officer of NightRide Thermal Inc. hereby certify that the financial statements of NightRide Thermal Inc. and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

NightRide Thermal Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 9, 2024 (Date of Execution).

Mary Ellen Kramer

_____ (Signature)

Chief Executive Officer (Title)

April 9, 2024 (Date)

CERTIFICATION

    I, Mary Ellen Kramer, Principal Executive Officer of NightRide Thermal Inc. , hereby certify that the financial statements of NightRide Thermal Inc. included in this Report are true and complete in all material respects.

Mary Ellen Kramer

Chief Executive Officer